UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Share Purchase Agreement

On March 13, 2026, Jayud Global Logistics Limited (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 5,025,000 Class A ordinary shares, par value US$0.005 per share, (the “Class A Ordinary Shares”) to the Investors at a purchase price of US$1.34 per share, in a registered direct offering (the “Offering”). The gross proceeds to the Company from this Offering are expected to be approximately $6.73 million.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-280010) (the “Registration Statement”), which was declared effective on July 3, 2024 by the U.S. Securities and Exchange Commission (the “SEC”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement filed with the SEC on March 17, 2026. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The closing of the Offering occurred on March 17, 2026, resulting in gross proceeds of approximately $6.73 million to the Company before deducting offering fees and expenses. The Company intends to use the net proceeds from this Offering for general corporate purposes, including working capital and the expansion of its overseas business operations.

Pursuant to the engagement agreement with FT Global Capital, Inc. (“FT Global”), dated as of January 8, 2026, as amended to date, in connection with the Offering, the Company agreed to pay FT Global a cash fee of 4.0% of the aggregate gross proceeds raised in the Offering from investors sourced by the Company, and $50,000 representing FT Global’s non-accountable expense allowance.

In connection with the Offering, each of the Company’s executive officers and directors, has agreed, subject to certain exceptions, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any Class A Ordinary Shares now owned or hereafter acquired by the executive officer or director, or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to any Class A Ordinary Shares owned directly by the executive officer or director (including holding as a custodian) or with respect to which the executive officer or director has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, for 30 days following the closing date of the Offering.

The foregoing summaries of the Purchase Agreement, the Engagement Agreement, and Amendment No. 1 to the Engagement Agreement, do not purport to be complete and are subject to and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 10.2, and 10.3 respectively to this Current Report on Form 6-K (the “Form 6-K”) and are incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares, nor shall there be any sale of Class A Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Registration Statement), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

Exhibits Index

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Form of Purchase Agreement
10.2	Engagement Agreement
10.3	Amendment No. 1 to the Engagement Agreement
23.3	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

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